07007145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38426

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/06 (MM/DD/YY) AND ENDING 06/30/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Westminster Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Courthouse Plaza SW
(No. and Street)

Dayton (City) Ohio (State) 45402 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Broderick 06/30/07 (937) 898-5010
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100 (Address) Westlake (City) Ohio (State) 44145 (Zip Code)

PROCESSED
SEP 07 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2007
WASH. D.C. 185

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christopher Broderick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Westminster Financial Securities, Inc., as of June 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Christy L Belt
Notary Public
commission expires Oct. 11, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of *Financial Condition.*
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

focused.
experienced.
responsive.

WESTMINSTER FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITORS' REPORT

JUNE 30, 2007

Cohen
Fund Audit Services

WESTMINSTER FINANCIAL SECURITIES, INC.

JUNE 30, 2007

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524
www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDER AND BOARD OF DIRECTORS
WESTMINSTER FINANCIAL SECURITIES, INC.

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Westminster Financial Securities, Inc. as of June 30, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westminster Financial Securities, Inc. as of June 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cohen Fund Audit Services

August 24, 2007
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

ASSETS

Cash and cash equivalents	$ 1,181,108
Commissions receivable	45,427
Furniture and equipment - At cost - Less accumulated depreciation of $137,056	19,021
Other receivables	624,736
	$ 1,870,292

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 462,521
Commissions payable	317,593
Deferred revenue	800,000
Deferred federal income tax	6,928
	1,587,042
COMMITMENTS AND CONTINGENCIES	
SHAREHOLDER'S EQUITY	
Common stock; no par value, 1,000 shares authorized 500 shares issued and outstanding at stated value	50,000
Additional paid-in capital	233,250
	283,250
	$ 1,870,292

The accompanying notes are an integral part of these financial statements.

STATEMENT OF INCOME

YEAR ENDED JUNE 30, 2007

REVENUE	
Commissions and fees	$ 7,837,971
Interest and dividends	39,924
Other	188,222
	8,066,117
EXPENSES	
Commissions, employee compensation and benefits	6,053,338
Management fees	1,267,200
Clearance fees	230,536
Communications and data processing	10,532
Professional fees	126,781
Interest	199
Occupancy	18,918
Other	275,269
	7,982,773
INCOME BEFORE PROVISION FOR INCOME TAX	83,344
PROVISION (CREDIT) FOR INCOME TAX	
Current	15,792
Deferred	(8,072)
	7,720
NET INCOME	$ 75,624

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED JUNE 30, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
BALANCE – JULY 1, 2006	$ 50,000	$ 233,250	$ 897,661	$1,180,911
NET INCOME			75,624	75,624
DIVIDEND			(973,285)	(973,285)
BALANCE – JUNE 30, 2007	$ 50,000	$ 233,250	$ –	$ 283,250

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS

YEAR ENDED JUNE 30, 2007

CASH FLOW PROVIDED FROM OPERATING ACTIVITIES	
Net income	$ 75,624
Adjustments to reconcile net income to net cash used in operating activities	
Deferred income taxes	(8,072)
Depreciation	18,918
Increase (decrease) in cash resulting from changes in operating assets and liabilities	
Commissions receivable	11,607
Other receivables	385,640
Prepaids and other assets	515
Accounts payable and accrued expenses	242,324
Commissions payable	23,371
Deferred revenue	800,000
Net cash provided from operating activities	1,549,927
CASH FLOW USED IN FINANCING ACTIVITY	
Dividend	(973,285)
NET INCREASE IN CASH AND CASH EQUIVALENTS	576,642
CASH AND CASH EQUIVALENTS – BEGINNING OF YEAR	604,466
CASH AND CASH EQUIVALENTS – END OF YEAR	$ 1,181,108
SUPPLEMENTAL CASH FLOW DISCLOSURE	
Interest paid	$ 199
Income taxes paid	$ 15,792

The accompanying notes are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS

1. ORGANIZATION

Westminster Financial Securities, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and all 50 states, the District of Columbia, and Puerto Rico, and is a member of the National Association of Securities Dealers, Inc. (NASD), engaged primarily in selling mutual funds and other securities. The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the Parent). The Company is headquartered in Dayton, Ohio and has representatives located throughout the United States.

The NASD and NYSE consolidated their member regulation, enforcement and arbitration functions into a single self-regulatory organization (SRO) in July, 2007. This new entity has been named FINRA (Financial Industry Regulatory Authority).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

At times during the year, the Company's cash accounts exceed the related amount of Federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Included in cash and cash equivalents is a restricted amount of $100,000 on deposit with the clearing brokerage firm.

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Receivables and Credit Policies

Commissions receivable are uncollateralized obligations due under normal trade terms requiring payments within 30 days. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

Commissions receivable are stated at the amount billed. Payments of commissions receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Receivables and Credit Policies (Continued)

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all commissions receivable balances that exceed 90 days from the invoice date and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Additionally, management estimates an allowance for the aggregate remaining commissions receivable based on historical collectibjlity. In the opinion of management, at June 30, 2007, all commissions were considered collectible and no allowance was necessary. There are no receivables older than 90 days at June 30, 2007.

Commissions

Commissions and related clearing expenses are recorded on a settlement-date basis as securities transactions occur, which approximates trade date.

Depreciation

The Company uses the straight-line method of depreciation for furniture and equipment using estimated useful lives of three to ten years.

Income Taxes

The Company is included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48 – *Accounting for Uncertainty in Income Taxes* that requires the tax effects of certain tax positions to be recognized. These tax positions must meet a "more likely than not" standard that, based on their technical merits, have a more than 50 percent likelihood of being sustained upon examination. FASB Interpretation No. 48 is effective for fiscal periods beginning after December 15, 2006. At adoption, the financial statements must be adjusted to reflect only those tax positions that are more likely than not to be sustained. Management of the Company is currently evaluating the impact that FASB Interpretation No. 48 will have on the Company's financial statements.

NOTES TO THE FINANCIAL STATEMENTS

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

3. DEFERRED REVENUE

At June 30, 2007, deferred revenue consisted of revenue received for entering in a broker clearing agreement. The provisions of the broker clearing agreement provide that the Company would be obligated to repay a portion of the amount it received if the Company terminated its contract before the end of the contract term. Accordingly, the amount is being recognized in revenue annually over five years, beginning on the effective date of the contract, which is November 30.

4. RELATED PARTY TRANSACTIONS

The Company is a wholly-owned subsidiary of Westminster Financial Companies, Inc. (the "Parent") as a result of a reorganization agreement entered into on January 1, 1998. Westminster Financial Advisory Corporation ("Advisory") and Westminster Financial Agencies, Inc. ("Agencies") are also wholly-owned subsidiaries of the Parent. All three subsidiaries share common office space, equipment, personnel and certain other operating expenses.

The Company incurs expenses on behalf of these related entities and is reimbursed on the basis of actual expenses incurred by the entities and on allocations based on management's utilization estimates. For the year ended June 30, 2007, the Company received the following reimbursements of expenses:

Parent	$ 489,431
Advisory	278,474
Agencies	42,970
	$ 810,875

In addition, the Company has a formal management agreement with the Parent. Total management fees paid to the Parent under this agreement for the year ended June 30, 2007, were $1,267,200.

As of the end of the year, the Parent owes $590,340 to the Company. The receivable is unsecured and is included in other receivables on the statement of financial condition.

In 2007, the Parent signed a new lease on the Palm Beach office. The Parent is guaranteeing the payment of this lease. The lease agreement is through July 2008 in the amount of $5,559 per month through May 2007 and from June 2007 through the end of the lease at $5,779 per month.

NOTES TO THE FINANCIAL STATEMENTS

5. LEASE COMMITMENTS

The Company leases office equipment under operating leases at $794 per month with expiration dates through May 2012. Future minimum payments under all non-cancelable operating leases are as follows:

Year ending June 30,	
2008	$ 12,708
2009	9,528
2010	9,528
2011	9,528
2012	9,734
	$ 51,026

6. FEDERAL INCOME TAXES

The significant temporary difference that gives rise to a deferred tax liability of $6,928 at June 30, 2007, is the excess of tax depreciation over financial accounting depreciation.

7. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $50,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At June 30, 2007, the Company had net capital of $421,478, which was $369,470 in excess of its required net capital of $52,008.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At June 30, 2007, the ratio was 1.85 to 1.

8. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

NOTES TO THE FINANCIAL STATEMENTS

9. PROFIT SHARING PLAN

The Company sponsors a discretionary profit sharing plan with employee deferral provisions for employees who meet certain eligibility requirements. The Company made a discretionary profit sharing plan contribution of $70,000 for the year ended June 30, 2007. The Company's policy is to fund contributions, if any, within the time requirements of the Internal Revenue Service.

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

11. CONTINGENCIES

Litigation

The Company is a defendant in two arbitration matters arising in the normal course of business. The matters under arbitration call for aggregate damages in excess of $200,000. Outside counsel for the Company has advised that one of the arbitrations will likely result in a settlement of greater than $50,000 but less than $100,000. The Company believes the other arbitration matter is without merit and, in the opinion of the Company, will not have a material effect on the Company's financial condition. Insurance coverage for these claims, at present, is undetermined.

At June 30, 2007, the Company accrued $87,109, for settlement of any claims related to these matters.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

JUNE 30, 2007

SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2007

NET CAPITAL		
Total shareholder's equity from statement of financial condition		$ 283,250
Add: Other (deductions) or allowable credits		
Deferred income taxes	$ 6,928	
Deferred revenue	800,000	806,928
Less: Non-allowable assets		
Related party receivables	590,340	
Unsecured receivables	34,396	
Furniture and equipment – Net	19,021	643,757
Other Deductions		5,247
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES		441,174
Haircuts on securities – Money market account		19,696
NET CAPITAL		$ 421,478
COMPUTATION OF AGGREGATE INDEBTEDNESS - TOTAL LIABILITIES FROM STATEMENT OF FINANCIAL CONDITION		$ 780,114
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS		$ 52,008
MINIMUM REQUIRED NET CAPITAL		$ 50,000
NET CAPITAL REQUIREMENT		$ 52,008
EXCESS NET CAPITAL		$ 369,470
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.85 to 1

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of June 30, 2007, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I computation follows:

		June 30, 2007
Net capital, as reported in Company's Form X-17a-5, Part IIA,		$ 553,267
Net audit adjustments		
Plus: Income tax payable	$ 9,400	
Less: Settlement reserve	87,109	
Less: Accounts payable and accrued expenses	54,080	131,789
Net capital, as reported in Schedule I		$ 421,478

SCHEDULES II AND III -
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

JUNE 30, 2007

The Company is not required to present the schedules "Computation for Determination of Reserve Requirements Under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

www.cohenfund.com

440.835.8500
440.835.1093 fax

SHAREHOLDER AND BOARD OF DIRECTORS
WESTMINSTER FINANCIAL SECURITIES, INC.

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5

In planning and performing our audit of the financial statements and supplemental schedules of Westminster Financial Securities, Inc. (the Company) as of and for the year ended June 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal controls.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the shareholder, board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than those specified parties.

Cohen Fund Audit Services

August 24, 2007
Westlake, Ohio

END